August 23, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549-4238

Attention:	Tia L. Jenkins - Senior Assistant Chief Accountant

RE:	IAMGOLD Corporation (“IAMGOLD” or the “Company”)
Form 40-F for the Fiscal Year Ended December 31, 2011 (“Filing”)
File No. 001-31528

Dear Ms. Jenkins,

In response to your letter dated August 17, 2012, please find below the Company’s response. For ease of reference, we have repeated the staff comments in italicized type followed by the Company’s response.

Form 40-F for Fiscal Year Ended December 31, 2011
Exhibit 99.3
Note 2 - Basis of Presentation
(a) Statement of Compliance, page 9

We note your disclosure that the significant accounting policies applied in the consolidated financial statements are based on IFRS effective for financial years beginning January 1, 2011. Please reconcile your disclosure with the requirements of paragraphs 7 and 8 of IFRS 1 and provide us with a discussion of the implications to your financial statements.

Response:

In accordance with paragraph 7 and 8 of IFRS 1, the Company’s accounting policies applied at the transition date and for the year ended December 31, 2011 and 2010 comply with each IFRS effective at the end of its first IFRS reporting period, December 31, 2011, except for those mandatory and optional exceptions specified in paragraphs 13-19 of IFRS 1 and Appendices B-E of IFRS 1 that the Company disclosed in note 33 to the December 31, 2011 consolidated financial statements.

The intent of the sentence “The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective for financial years beginning January 1, 2011” was to describe that all IFRSs mandatorily effective for the year ended December 31, 2011 were applied in the preparation of the consolidated financial statements.

Upon reflection, the Company believes it may have been preferable to include disclosure similar in substance to the first paragraph of the response to this question in note 2 to the consolidated financial statements as it better explains the Company’s application of IFRS 1.  However, given that there is no impact to the Company’s accounting policies or the application thereof, including the transition requirements of IFRS 1, the Company is not proposing to amend its December 31, 2011 consolidated financial statements for this matter.

Note 3 - Summary of Significant Accounting Policies
(e) Depreciation, page 15

We note your disclosure on page 12 of Exhibit 99.3 of your 2010 Form 40-F that under Canadian GAAP you used proven and probable reserves to calculate depreciation under the units of production method. We note your disclosure here that under IFRS you use proven and probable reserves and non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Provide us with a comprehensive analysis between Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of some of your mines. Please also explain why proven and probable reserves were used for those mines under Canadian GAAP but not under IFRS. In addition, also explain why this did not result in a reconciling difference between Canadian GAAP and IFRS.

Response:
The Company notes that its disclosure on page 12 of Exhibit 99.3  of 2010  Form 40-F in accordance with Canadian generally accepted accounting principles, states that “… mining assets are amortized on a straight-line basis or using the units-of-production method over the estimated economic life of the mine which generally refers to proven and probable reserves.”

The Company has historically not included non-reserve material in the calculation of depreciation under the units-of-production method. This applies to both previous reporting under Canadian GAAP and reporting to date under IFRS. The Company’s previous policy under Canadian GAAP, which continues under IFRS, provides for the inclusion of non-reserve material in the calculation of depreciation where appropriate based on the consideration of several factors.  However, based on the nature of the Company’s operations, the Company has not previously included any non-reserve material in the calculation of depreciation under the units-of-production method.  As the Company did not change the application of this policy with the implementation of IFRS, no reconciling difference exists.

As permitted under IFRS, the Company reviews the appropriateness of including non-reserve material in the calculation of depreciation under the units-of-production method as part of the Company’s assessment of new acquisitions, commissioning of a new mine or significant changes to existing operations. In the assessment, the Company considers relevant criteria, including:
•	The Company’s track record in converting resources into reserves;
•	The economic viability and certainty of extracting non-reserve material;
•	The extent and timing of additional work required to meet reserve definitions.

Based on the above, the Company believes no change in prior disclosure is required.

Note 3 - Summary of Significant Accounting Policies
(l) Income and Mining Taxes, page 18

We note you present mining taxes under the caption, “Income and mining taxes expense.” Please tell us the nature of the mining tax and provide us with an analysis to support your conclusion that it represents an income tax within the scope of IAS 12. If you continue to believe that the classification of this mining tax as an IAS 12 income tax is appropriate, please revise future Exchange Act filings to limit the applicable caption to only refer to income tax (i.e., not income and mining tax) and revise your disclosures as appropriate.

Response:

Mining taxes included in the caption “Income and mining taxes expense” includes only those taxes that are levied as a percentage of taxable profits earned in certain jurisdictions the Company operates in. As IAS 12 defines income taxes as all taxes based on taxable profits, the accounting for these taxes in accordance with IAS 12 is considered appropriate.

The Company will revise the line caption to read “Income tax expense” in future Exchange Act filings and will revise related disclosures as appropriate.

Closing Comments

IAMGOLD acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing, and IAMGOLD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing at your convenience. Please contact the undersigned by phone at 416-360-4742 or by email at carol_banducci@IAMGOLD.com should you wish to discuss.

Sincerely,
IAMGOLD Corporation

Carol T. Banducci
Executive Vice President & Chief Financial Officer

cc:	Stephen J.J. Letwin
Tim Bradburn, Associate General Counsel & Corporate Secretary
Audit Committee
KPMG LLP